SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
           Securities Exchange Act of 1934 for the fiscal year ended
                                December 31, 1996

                         Commission File Number 333-562



                           KNIGHT TRANSPORTATION, INC.
                         401(k) PLAN AND TRUST AGREEMENT
                            (Full title of the plan)



                           KNIGHT TRANSPORTATION, INC.
                             5601 West Buckeye Road
                             Phoenix, Arizona 85043
                                 (602) 269-2000
           (Name of issuer of the securities held pursuant to the plan and the address of the issuer's principal executive office)

                           KNIGHT TRANSPORTATION, INC.


                         401(k) PLAN AND TRUST AGREEMENT

                                     PN 001

                                 EIN: 86-0649974

                                    FORM 5500





                              FINANCIAL STATEMENTS
                          AND SUPPLEMENTARY INFORMATION
                          -----------------------------
                          YEAR ENDED DECEMBER 31, 1996

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974

                          Year Ended December 31, 1996


                                Table of Contents
                                -----------------

                                                                        Page No.
                                                                        --------

Auditor's Report                                                         1 - 2


Statement of Net Assets Available for Plan Benefits
December 31, 1996 and 1995                                                 3


Statement of Changes in Net Assets Available for Plan
Benefits With Fund Information
For the Year Ended December 31, 1996                                       4


Notes to Financial Statements                                            5 - 7


Supplementary Information

  Schedule of Assets Held for Investment Purposes
  December 31, 1996                                                        8

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                             Form 5500, Item 26b(1)
                          Year Ended December 31, 1996


                                  June 23, 1997


                          INDEPENDENT AUDITOR'S REPORT


Trustees
Knight Transportation, Inc. 401(k) Plan
Phoenix, Arizona


We have audited the accompanying statement of net assets available for plan benefits of Knight Transportation, Inc. 401(k) Plan and Trust Agreement as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Knight Transportation, Inc. 401(k) Plan and Trust Agreement as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.
                                                                     -continued-

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                             Form 5500, Item 26b(1)
                          Year Ended December 31, 1996


                                  June 23, 1997


                          INDEPENDENT AUDITOR'S REPORT
                                   -continued-



Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes on page 8 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         Tull, Forsberg & Olson

                                                                             -3-
                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                               Form 5500, Item 31

               Statement of Net Assets Available for Plan Benefits
                           December 31, 1996 and 1995


                                                           1996         1995
                                                        ---------   ----------
ASSETS
   Investments
      At fair value:
          Shares of registered investment companies:
            Investment Co. of America - Equity
                Growth Fund                            $  683,901   $  452,793
            The Bond Fund of America - Corporate
                Bond Fund                                 134,641      101,733
            Growth Fund of America - Growth Fund           32,173            0

          Participant loans receivable                     35,875       20,910

          Smith Barney Cash Portfolio - Money Fund        182,164            0

          Dean Witter Liquid Asset Fund -
                Money Market                                    0      115,852

          Cash - noninterest bearing account               30,490            0
                                                       ----------   ----------
                Total investments                       1,099,244      691,288
                                                       ----------   ----------

   Receivables
      Employer's contributions                             57,277       54,024
      Participants' contributions                               0       28,311
                                                       ----------   ----------
                Total receivables                          57,277       82,335
                                                       ----------   ----------

          TOTAL ASSETS                                  1,156,521      773,623


LIABILITIES
   Total Liabilities                                            0            0
                                                       ----------   ----------

          NET ASSETS AVAILABLE FOR PLAN BENEFITS       $1,156,521   $  773,623
                                                       ==========   ==========

The accompanying notes are an integral part of these financial statements.

                                                                             -4-
           KNIGHT TRANSPORTATION, INC. 401(k) PLAN AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                               Form 5500, Item 32

                          Statement of Changes in Net Assets Available for Plan Benefits With Fund Information
                                                  For the Year Ended December 31, 1996

                                                                                           Smith
                                         Dean Witter  The Bond    Investment  Growth      Barney
                                           Liquid      Fund of    Company of  Fund of      Cash     Participant
                                         Asset Fund  America, Inc.  America   America    Portfolio     Loans        Other     Total
                                         ----------   ----------  ---------- ---------  ---------- -----------  --------- ----------
ADDITIONS
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income
       Unrealized appreciation in
            fair value of assets                  0   ($    240)  $   62,576 $   1,392                                   $   63,728
       Interest                          $      503                                                 $   1,657                 2,160
       Dividends                                          8,691       40,006     1,779  $    6,825                           57,301
                                         ----------   ---------   ---------- ---------  ----------  ---------  --------- ----------
                                                503       8,451      102,582     3,171       6,825      1,657  $       0    123,189
                                         ----------   ---------   ---------- ---------  ----------  ---------  --------- ----------
  Contributions
       Employer                                                                                                   57,277     57,277
       Participants                               0      32,504       96,840    21,439      67,662          0     30,490    248,935
       Rollover                                           8,249       17,581    16,691         676                           43,197
                                         ----------   ---------   ---------- ---------  ----------  ---------  --------- ----------
                                                  0      40,753      114,421    38,130      68,338          0     87,767    349,409
                                         ----------   ---------   ---------- ---------  ----------  ---------  --------- ----------
            Total Additions                     503      49,204      217,003    41,301      75,163      1,657     87,767    472,598
                                         ----------   ---------   ---------- ---------  ----------  ---------  --------- ----------

DEDUCTIONS
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits Paid to Participants                   0      17,365       24,686       211      44,258      3,130                89,650
  Administrative Expenses                                                                       50                               50
                                         ----------   ---------   ---------- ---------  ----------  ---------  --------- ----------
           Total Deductions                       0      17,365       24,686       211      44,308      3,130          0     89,700
                                         ----------   ---------   ---------- ---------  ----------  ---------  --------- ----------

Net increase prior to interfund transfers       503      31,839      192,317    41,090      30,855     (1,473)    87,767    382,898
Interfund transfers                        (116,355)      1,070       38,791    (8,917)    151,309     16,437    (82,335)         0
                                         ----------   ---------   ---------- ---------  ----------  ---------  --------- ----------
  Net Increase (Decrease)                  (115,852)     32,909      231,108    32,173     182,164     14,964      5,432    382,898
Net assets available for benefits:
  Beginning of year                         115,852     101,733      452,793         0           0     20,910     82,335    773,623
                                         ----------   ---------   ---------- ---------  ----------  ---------  --------- ----------
  End of year                            $        0   $ 134,642   $  683,901 $  32,173  $  182,164  $  35,874  $  87,767 $1,156,521
                                         ==========   =========   ========== =========  ==========  =========  ========= ==========

The accompanying notes are an integral part of these financial statements.

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                    Form 5500 - Year Ended December 31, 1996

                          Notes to Financial Statements



NOTE 1.       DESCRIPTION OF PLAN

              The following description of the Knight Transportation, Inc. (Company) 401(k) Plan and Trust Agreement (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

              General. The Plan is a defined contribution plan covering basically all full time employees of the Company who have one year of service and are age nineteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              Contributions. Each year, participants may contribute a portion of their compensation to the Plan. For 1996 the maximum amount that can be contributed is $9,500. Participants may also contribute amounts representing distributions from other qualified plans. The Company contributes 50 percent of the participant's salary reduction contributions for the year, not to exceed $625. For Plan years beginning after December 31, 1994, these contributions may be made with either cash or common stock of the Company. For 1996, the contributions will be made with cash. The Company may also make a discretionary contribution at the option of the Company's Board of Directors. These contributions can be either cash or common stock of the Company. For 1996, there were no discretionary Company contributions made.

              Participant Accounts. Each participant's account is credited with the participant's contribution, company matching contribution, company discretionary contribution, if any, and plan earnings on participant's account balance. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

              Vesting. Participants are immediately vested in their contributions plus earnings. Vesting in the Company's matching and discretionary portion of their accounts plus earnings is based on years of service. A participant is 100 percent vested after five years of service.

              Investment Options.    Upon enrollment  in the Plan, a participant
              may direct his contributions in any of four investment options:

                     Investment Co. of America - Equity Growth Fund
                     ----------------------------------------------
                     Funds are invested in shares of a registered investment company that invests mainly in common stocks and U. S. Treasury securities.
                                                                     -continued-

                                                                             -6-
                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                    Form 5500 - Year Ended December 31, 1996

                          Notes to Financial Statements
                                   -Continued-


NOTE 1.       DESCRIPTION OF PLAN (Continued)

                     The Bond Fund of America - Corporate Bond Fund
                     ----------------------------------------------
                     Funds are invested in shares of a registered investment company that invests mainly in corporate bonds and U. S. Treasury securities.

                     Growth Fund of America - Growth Fund
                     ------------------------------------
                     Funds are invested in shares of a registered investment company that invests mainly in common and preferred stocks and short-term corporate notes.

                     Smith Barney Cash Portfolio - Money Fund
                     -----------------------------------------
                     Funds are invested in an interest bearing account.

              Company matching contributions may be invested in either the Smith Barney Cash Portfolio - Money Fund or common stock of the Company. For 1996, the matching contribution was invested in the Money Fund.

              Participants may change their investment options twice a year.

              Payment of Benefits. Upon the participant's separation from service as a result of death, disability or retirement at age 65, the employee's account balance from employer contributions will be 100% nonforfeitable and paid in a lump-sum. The Plan has provisions for hardship distributions.

              Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lessor of $50,000 or 50% of their nonforfeitable account balances. Repayments are made through payroll deductions. The loans are secured by 50% of the nonforfeitable balance in the participant's account. All loans are considered a directed investment of the participant.

              Plan Expenses.    The Company incurs all major expenses associated
              with the Plan.

              Concentration  of  Credit  Risk  and  Financial.       Instruments
              Financial instruments which potentially subject the Plan to concentrations of credit risk consist of a deposit with an investment custodian.


NOTE 2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              Basis of Accounting.    The financial  statements are  prepared on
              the accrual basis of accounting.
                                                                     -continued-

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                    Form 5500 - Year Ended December 31, 1996

                          Notes to Financial Statements
                                   -Continued-


NOTE 2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

              Investment Valuation and Income Recognition. Investments in the Plan are adjusted to their fair market value as of the balance sheet date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

              Payment of Benefits Benefit payments are recorded when paid.


NOTE 3.       PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 4.       TAX STATUS

              Effective January 1, 1995, the Plan adopted a new prototype plan. During the year ended December 31, 1996, the Internal Revenue Service has determined and informed the Company by letter that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code.

                            SUPPLEMENTARY INFORMATION
                            -------------------------
                                                                             -8-

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                               Form 5500, Item 27a

                 Schedule of Assets Held for Investment Purposes
                          Year Ended December 31, 1996

(a)     (b) Identity of issue, borrower,      (c) Description of investment               (d) Cost    (e) Current
            lessor, or similar party              including maturity date,                                 Value
                                                  rate of interest, collateral,
                                                  par or maturity value
-----------------------------------------------------------------------------------------------------------------
        American Funds Group/Investment       28,225.371 shares @ $24.23 per share       $570,236     $  683,901
        Company of America
        American Funds Group/Bond Fund        9,792.066 shares @ $13.75 per share         133,422        134,641
        of America
        American Funds Group/Growth Fund      1,941.659 shares @ $16.57 per share          30,783         32,173
        of America
        Smith Barney/Money Funds Cash         Money Fund Account                          182,164        182,164
        Portfolio CL A
        Smith Barney/Cash Account             Noninterest bearing cash account             30,490         30,490
        Participant Loans                     8.75% to 10%                                      0         35,875
                                                                                         --------     ----------


                                                                             TOTAL       $947,095     $1,099,244
                                                                                         ========     ==========

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     KNIGHT TRANSPORTATION, INC. 401(k)
                                     PLAN AND TRUST AGREEMENT



Dated:  June 26, 1997                By /s/ Donald A. Bliss
                                       -----------------------------------------
                                        Donald A. Bliss, Chairman of the
                                        Advisory Committee (Plan Administrator),
                                        on behalf of the Plan

Dated:  June 27, 1997                KNIGHT TRANSPORTATION, INC.,
                                     Plan Sponsor


                                     By /s/ Clark A. Jenkins
                                       -----------------------------------------
                                        Clark A. Jenkins
                                        Chief Financial Officer

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.                   Description
-----------                   -----------


Exhibit 23    Consent of Tull, Forsberg & Olson, independent public accountants.

                                       -3-